Exhibit 99.1

M E D I A     R E L E A S E

SMART to Announce Annual and Fourth

Quarter Results and Provide Strategy Update

Annual and Q4 Results for Fiscal 2014 to be Released After Market Close on May 15, 2014

Calgary, Alberta – May 1, 2014 – SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA), a leading provider of collaboration solutions, today announced that it will report financial results on Thursday, May 15, 2014, for its fiscal year and fourth quarter ended March 31, 2014. Financial results will be announced after market close, followed by a conference call and webcast at 2:30 p.m. MT (4:30 p.m. ET), which will include an update of SMART’s corporate strategy.

To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America). A replay of this call will be available through May 25, 2014, by dialing 855.859.2056 (North America), or 404.537.3406 (outside North America). The conference ID and replay pass code is 37083486.

A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART products enable inspired collaboration in schools and workplaces by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Reader’s Advisory

Certain information contained in this press release may constitute forward-looking information or statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the timing of the announcement of FY14 financial results. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

###

For more information, please contact:

Investor contact

Ken Wetherell

Investor Relations Manager

SMART Technologies Inc.

+ 1.403.407.4233

KenWetherell@smarttech.com

Media contact

Laurie Long

Public Relations Manager

SMART Technologies Inc.

+1.403.407.5085

LaurieLong@smarttech.com

©2014 SMART Technologies. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.